Bandera Partners
Clarifications to
Glass Lewis

January 10th, 2019



Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF LUBY'S, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

BANDERA HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

BANDERA SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH BANDERA BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. BANDERA RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. BANDERA DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Luby's Entrenched Board Has Never Substantively Engaged With Bandera

- Luby's outside counsel was already writing on November 9, 2018 that the Board doubted Bandera was "trustworthy" to sit on a public company Board. That was 6 days before Bandera even nominated. This obviously was an aggressive talking point about imagined fitness from a playbook that the Board was predisposed to deploy, regardless of facts. It says a lot about how the board views its long suffering shareholders.

- On November 13, 2018, Luby's general counsel menacingly wrote to Bandera implying that the Board would hold against Bandera its good faith, reasonable and entirely customary attempt to save shareholders the expense of a proxy contest by engaging in early settlement discussions.

- Public Boards can and do privately settle potential and actual proxy contests in 48 hours or less. Luby's arguments that it is impossible fly in the face of reality.

- Bandera's counsel did specifically and clearly tell Luby's counsel that Bandera would allow its nominees to be interviewed as part of settlement discussions and with reasonable protections in place against abuse. Luby's counsel made it clear that the Board had "no interest" in settlement talks.

- Luby's Board summarily excluded Bandera nominees from potential consideration, including Senator Phil Gramm on the discriminatory basis of age even though at least one of Luby's own nominees violates its own discriminatory age limits. Does that sound like a fair process to you?

Bandera's <u>Real</u> Track Record

Let us correct the numerous inaccuracies being peddled by Luby's by discussing some of their chosen examples:

      A.   Luby's highlights Kenneth Cole, alleging that we wrote a "public letter to reject [an] unsolicited take-private offer" at $15 per share from Kenneth Cole. Luby's chart also makes it appear like we bought stock to agitate against the deal and lost money. All of these things are untrue.

      1)   We wrote a PRIVATE letter to the Special Committee of the Board of Directors sharing our thoughts on valuation, and urging them to take necessary steps to protect the interest of KCP's independent shareholders.

      2)   At no point did we demand the Board reject the offer.

      3)   We owned the stock prior the take private announcement and it was a profitable investment for Bandera.

After our letter, Kenneth Cole raised his offer for the company, which benefited all shareholders. If this is "dismal" performance, what word would Luby's use to describe its own extended underperformance?

The full public disclosure that this letter existed at the time was this:

> "On May 2, 2012, Bandera Partners delivered a letter to the Special Committee of the Board of Directors of the Issuer in which it expressed its belief that the Shares remain undervalued by the stock market. Bandera Partners further articulated its concerns with respect to the low per share offer put forth by Mr. Kenneth Cole in his desire to take the Issuer private, which Bandera Partners considers to be inadequate given the low valuation of the company and its ample growth opportunities. Bandera Partners communicated its hope that all shareholders will be protected as the independent Board of Directors evaluate the going forward proposal and determine the future of the Issuer."

Do you think the Luby's Board gave shareholders the true picture?

      B.   Luby's highlights Pico Holdings with a chart that seems to indicate poor performance since we joined the board, but entirely neglects to point out a $5 per share special dividend returning $116 million to shareholders. We were a board observer before our initial appointment and have taken an active role in the company's turnaround. We certainly cannot take full credit for Pico's turnaround and renewed focus on shareholder value, but it has been a winning investment for Bandera and is finally creating value for owners. If this is "dismal" performance, what word would Luby's board use to describe its own extended underperformance?

C.	Luby's highlights Tix Corp, where in July, 2018, MGM Resorts wrote to Bandera expressing concern that it was interested in buying Tix Corp but that the board had not engaged in substantive discussions. We wrote a letter to the company arguing that Tix Corp should engage in discussions with MGM Resorts about a possible transaction. After our letter, Tix Corp engaged in discussions, although no deal was reached. Luby's circles a spot on the chart with the label "letter to board" when the stock was over 40 cents per share. In reality, the stock was at 26 cents when the letter was released. In no way is this an example of "dismal" and "erratic" engagement with a public company.

D.	Luby's highlights Fiesta Restaurant Group, where Bandera was one of FIVE investors in a 13D group led by another activist investor. The group lost the campaign, but Fiesta's board implemented many changes in response to the activist pressure. Both sides viewed these as positive developments for the company. Bandera's cost basis at the time of the 13d highlighted by Luby's, was under $22 per share. If this is "dismal" performance or engagement with a public company, how does Luby's Board describe its own extended underperformance? Luby's defense team was the same defense team as Fiesta's, and they know that Bandera did not lead this campaign, nor was it commonly referred to as a "Bandera Group."

E.	Luby's highlights Morgan's Foods, a restaurant company at which Bandera recapitalized the business with a $2.00 per share direct investment and then helped lead it to a future cash acquisition at $5.00 per share. If this is "dismal" performance or engagement with a public company, how does Luby's Board describe its own extended underperformance?

F.	Luby's highlights Ambassadors Group, where Mr. J. Gramm joined the board when the company's operations were already suffering and consumer interest in its product offering was waning. The board made the difficult but wise decision to liquidate the company and distribute proceeds to the stockholders. Ambassadors Group returned $50 million to its stockholders. If this is "dismal" performance or engagement with a public company, how does Luby's Board describe its own extended underperformance?

G.	Most importantly, Luby's highlights Tandy Leather where Mr. J. Gramm serve as chairman of the board. In its Investor Presentation, Luby's shows negative performance of 26% since Mr. J. Gramm joined the board. But in a public press release issued today and mailed to all shareholders, that number is 76%, either an intentional falsehood or a convenient typo. **In fact, in the time period Luby's highlights in its presentation, Tandy was down 26% while Luby's was down 79%.** If Luby's wants to tout Tandy as proof that Bandera can't benefit stockholders by bringing some accountability to the Luby's Board, please examine these numbers:

	TANDY LEATHER	LUBY'S
MARKET CAPITALIZATION	$53 Million	$46 Million
SENIOR MANAGEMENT COMPENSATION	$1.0 Million	$2.4 Million
(Source: Most Recent Proxy Filing)		
BOARD MEMBER CASH FEES	$16,000 - $18,000	$65,000
(Includes committee member fees)		
CHAIRMAN OF THE BOARD TOTAL COMPENSATION	$31,250	$109,252
(Source: Most Recent Proxy Filing)		
AUDIT FEES	$104,250	$794,000
(Source: Most Recent Proxy Filing)		
NET INCOME	INCOME OF $4,263,517	LOSS of $33,568,000
(Last Twelve Reported Months)		
CASH FROM OPERATIONS	POSITIVE $5,731,505	NEGATIVE $8,453,000
(Last Twelve Reported Months)		
CASH RETURNED VIA DIVIDENDS AND REPURCHASES	$10,929,438	ZERO
(Since 2/11/14 when Gramm joined Tandy Board)		

Tandy operates in a competitive retail business and we have made proactive changes to the business starting at the very top, the board of directors. If this is "dismal" performance and governance, how does Luby's describe its own extended underperformance and governance?

During our tenure as directors of 6 public companies, we have returned almost $250 million to stockholders in special distributions, stock repurchases, cash acquisition, and liquidation proceeds.

Judge for yourself if Luby's is trying to mislead Glass Lewis, ISS and the Company's stockholders by shamelessly cherry-picking time periods and dates to suit their arguments.

Luby's chart of its own performance in its Investor Presentation, is similarly misleading, showing performance from October 14th, 2009 to July 22nd, 2013. Why these seemingly arbitrary dates? Because they want to put lipstick on Luby's stock performance, which has lagged over any recent time period. July 22nd, 2013 was a veritable top-tick for Luby's stock price. It was also over 5 years ago. How much money has this Board lost for you in Luby's since then?

In all of our communications, we selected fair and exhaustive date ranges. In our proxy statement, we picked the 1, 2, 3, 5, and 10 year stock performance of Luby's dated to our nomination letter. By the time of our presentation to ISS, the Luby's stock price had improved during the proxy contest, and we felt it was fair to update to current numbers.



Luby's Has The Nerve To Tout It's Governance?

Luby's highlights its 2018 poison pill as if it is a sign of good governance. Let's dig into the facts.

The Company kept a poison pill in place from 2011 to 2017 capping stockholders at 15% but allowing the Pappas brothers to buy up to 33%. According to the Company's proxy filings, the Pappas brothers gradually increased ownership over this time period. The 2018 poison pill is worse still: it RAISES the Pappas threshold to 35.5% and LOWERS the threshold for other stockholders to 10%. Was this really done to protect stockholders from the Pappas brothers as Luby's presentation contends? Is this the sign of true Board independence, or of directors beholden to two overwhelmingly powerful control shareholders dominating the Board? Because of Bandera's proxy contest, shareholders will get to decide.

Luby's has shown signs of poor corporate governance for at least a decade, as ISS itself wrote during the 2008 proxy fight with Ramius/Starboard. Luby's only declassified its board during the 2008 proxy fight, after years and years of ignoring shareholder votes recommending declassification.

Shareholders should not take at face value the Board's self-praise of its corporate governance.

Luby's Board Has No Choice
But To Run From Its Record

- The Board cannot outrun its years of unfulfilled promises of an impending turnaround. Why should shareholders believe that substantially the same Board suddenly can deliver different results?

- Look at this Board's track record of value destruction and market capitalization collapse. If this is the fruit of all the supposed restaurant "experience" possessed by the current lingering directors, how much more "experience" can shareholders afford?

- We engaged responsibly with the Company. The Company showed zero interest in substantive negotiations.

- We took the vote to stockholders, seeking MINORITY representation on the board. Now shareholders get to decide.